§240.13d-102   Schedule 13G—Information to be included in statements filed pursuant to §240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to §240.13d-2.

Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No._)*

(Name of Issuer) Brazil Gold Corp.

(Title of Class of Securities) Common Stock,

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement) October 31, 2013

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No.___
(1) Names of reporting persons Eastern Institutional Funding, LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization Long Beach, NY USA

(5) Sole voting power 50,000,000
(6) Shared voting power 00
(7) Sole dispositive power 50,000,000
(8) Shared dispositive power 00
(9) Aggregate amount beneficially owned by each reporting person 50,000,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 8.755309%
(12) Type of reporting person (see instructions) Other: Limited Liability Company

Item 1(a) Name of issuer: Brazil Gold Corp.

Item 1(b) Address of issuer's principal executive offices:

850 3rd Avenue, 16th Floor, New York, NY 10022

Item 2(a) Name of person filing: Eastern Institutional Funding, LLC

Item 2(b) Address or principal business office or, if none, residence:

28 E. Park Avenue, Long Beach, NY 11561

Item 2(c) Citizenship: USA

Item 2(d) Title of class of securities: Common Stock

Item 2(e) CUSIP No.:

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 50,000,000 Shares of Common Stock

(b) Percent of class: 8.755309%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 50,000,000 Shares

(ii) Shared power to vote or to direct the vote: 0 Shares

(iii) Sole power to dispose or to direct the disposition of 50,000,000 Shares

(iv) Shared power to dispose or to direct the disposition of 0 Shares

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐. Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8. Identification and Classification of Members of the Group Not applicable.

Item 9. Notice of Dissolution of Group. Not applicable.

Item 10. Certifications

(c) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/06/2013

/s/ Peter Caggiano
Signature.
Peter Caggiano/Managing Member
Name/Title.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

[43 FR 18499, Apr. 28, 1978, as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148, Jan. 9, 1979; 44 FR 11751, Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998; 72 FR 45112, Aug. 10, 2007; 73 FR 17813, Apr. 1, 2008; 73 FR 60089, Oct. 9, 2008; 75 FR 56780, Sept. 16, 2010]